FORM N-SAR
Exhibits 77M

Eclipse Funds, Inc.
For Period Ended 10/31/13

Explanatory Note Regarding Fund Mergers

Effective May 24, 2013, MainStay High Yield Opportunities Fund, a series of Eclipse Funds, Inc., was merged into MainStay High Yield Opportunities Fund, a series of MainStay Funds Trust, a Delaware trust.  All of the relevant information for the six-month period ended October 31, 2013 for this series is reported on the Form N-SAR for MainStay Funds Trust (811-22321) for that period.